State of New York
Department of State

} ss:

I hereby certify, that AKO CAPITAL MANAGEMENT, LLC a NEW YORK Limited
Liability Company filed Articles of Organization pursuant to the Limited
Liability Company Law on 09/22/2017, and that the Limited Liability
Company is existing so far as shown by the records of the Department.

A Certificate of Amendment AKO CAPITAL MANAGEMENT, LLC, changing its name
to FINTRON LLC, was filed 02/12/2020.



***

WITNESS my hand and the official seal
of the Department of State at the City of
Albany, this 08th day of January two
thousand and twenty-one.

Brendan C Hughes

Brendan C Hughes
Executive Deputy Secretary of State

202101110096 52

FINTRON LLC
101 FRANKLIN ST SUITE C
WESTPORT CT 06880

Enclosed is the information you requested. Your payment of $25.00 is hereby acknowledged.

If the name on the enclosed document(s) does not match exactly with the name of the entity you requested, this office does not have a record of the exact name you requested. The document(s) provided appear(s) to be of sufficient similarity to be the entity requested.

202101110096   52

N.Y.S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS   ALBANY, NY 12231-0001

ONLINE FILING RECEIPT
==

ENTITY NAME: AKO CAPITAL MANAGEMENT, LLC

DOCUMENT TYPE: ARTICLES OF ORGANIZATION (DOM. LLC)   COUNTY: DUTC
==

FILED:09/22/2017 DURATION:********* CASH#:170922010028 FILE#:170922010028
                          DOS ID:5206229

FILER: EXIST DATE
------   ----------
CHEYENNE MOSELEY C/O LEGALZOOM.COM, INC.   09/22/2017
9900 SPECTRUM DRIVE
AUSTIN, TX 78717

ADDRESS FOR PROCESS:

UNITED STATES CORPORATION AGENTS, INC.
7014 13TH AVENUE, SUITE 202
BROOKLYN, NY 11228

REGISTERED AGENT:

UNITED STATES CORPORATION AGENTS, INC.
7014 13TH AVENUE, SUITE 202
BROOKLYN, NY 11228



The limited liability company is required to file a Biennial Statement with the
Department of State every two years pursuant to Limited Liability Company Law
Section 301. Notification that the Biennial Statement is due will only be made via
email. Please go to www.email.ebiennial.dos.ny.gov to provide an email address to
receive an email notification when the Biennial Statement is due.
==
SERVICE COMPANY: ** NO SERVICE COMPANY **
SERVICE CODE: 00

FEE: 210.00   PAYMENTS   210.00
           ----------   --------
FILING: 200.00
TAX: 0.00   CHARGE   210.00
PLAIN COPY: 0.00   DRAWDOWN   0.00
CERT COPY: 10.00
CERT OF EXIST: 0.00
==
                                        DOS-1025 (04/2007)

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is true copy of said original.



WITNESS my hand and official seal of the Department of State, at the City of Albany, on September 22, 2017.

Brendan W. Fitzgerald
Executive Deputy Secretary of State

Rev. 06/07

ARTICLES OF ORGANIZATION
OF
AKO Capital Management, LLC
Under Section 203 of the Limited Liability Company Law

FIRST: The name of the limited liability company is:

AKO Capital Management, LLC

SECOND: To engage in any lawful act or activity within the purposes for which limited liability companies may be organized pursuant to Limited Liability Company Law provided that the limited liability company is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency, or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the limited liability company is to be located is DUTCHESS.

FOURTH: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

United States Corporation Agents, Inc.
7014 13th Avenue, Suite 202
Brooklyn, NY 11228

FIFTH: The limited liability company designates the following as its registered agent upon whom process against it may be served within the State of New York is:

United States Corporation Agents, Inc.
7014 13th Avenue, Suite 202
Brooklyn, NY 11228

SIXTH: The limited liability company is to be managed by: ONE OR MORE MEMBERS.

I certify that I have read the above statements, I am authorized to sign these Articles of Organization, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

Cheyenne Moseley, Assistant Secretary (signature)
_____
LegalZoom.com, Inc., Organizer , ORGANIZER
9900 Spectrum Drive
Austin, TX 78717

Filed by:
Cheyenne Moseley C/O LegalZoom.com, Inc.
9900 Spectrum Drive
Austin, TX 78717